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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70680

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 (MM/DD/YY) AND ENDING 03/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Optionality Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Barr Harbor Drive, Suite 400
(No. and Street)

West Conshohocken	PA	19428
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Harry Gobora	(443) 812-3308	harry@optionalitysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauage	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harry Gobora _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Optionality Securities, LLC _____, as of 3/31 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Optionality Securities, LLC

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

For the Fiscal Year Ended March 31, 2026

With Report of Independent Registered Public Accounting Firm

Contents
For the Fiscal Year Ended March 31, 2026



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Optionality Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Optionality Securities, LLC (the "Company") as of March 31, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Optionality Securities, LLC as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained on Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Optionality Securities, LLC' auditor since 2023.

Hauppauge, New York
June 25, 2026

Nawrocki Smith LLP

Statement of Financial Condition
March 31, 2026

ASSETS

Cash	$	92,856
Due from clearing firm		157,188
Fee receivable		55,151
Prepaid expenses and other assets		17,993
TOTAL ASSETS	$	323,188

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	193,644
TOTAL LIABILITIES		193,644

MEMBER'S EQUITY

TOTAL MEMBER'S EQUITY		129,544
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	323,188

See accompanying notes to financial statements

Optionality Securities, LLC

Statement of Operations
For the Fiscal Year Ended March 31, 2026

REVENUE:

Rebate income	$	637,608
Services income		439,352
Other income		509
Total Revenue		1,077,469

OPERATING EXPENSES:

Compensation and benefits	45,365
Technology fees	777,000
Clearance charges	126,838
Professional fees	226,213
Regulatory fees	62,464
Other expenses	5,952
Dues and subscriptions	1,634
Rent fees	3,927
Total operating expenses	1,249,393

NET LOSS	$	(171,923)

See accompanying notes to financial statements

3

Optionality Securities, LLC

Statement of Changes in Member's Equity
For the Fiscal Year Ended March 31, 2026

	Total Member's Equity
Balance, April 1, 2025	$ 284,467
Contributions	17,000
Net Loss	(171,923)
Balance at March 31, 2026	$ 129,544

See accompanying notes to financial statements

4

Statement of Cash Flows
For the Fiscal Year Ended March 31, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$	(171,923)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities:		
Decrease in due from clearing firm		42,956
Increase in fee receivable		(16,107)
Increase in prepaid expenses		(5,585)
Increase in accounts payable and accrued expenses		116,798
Net cash used in operating activities		(33,861)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital contributions		17,000
Net cash provided by financing activities		17,000

NET DECREASE IN CASH		(16,861)
CASH AT BEGINNING OF YEAR		109,717
CASH AT END OF YEAR	$	92,856

See accompanying notes to financial statements

Notes to Financial Statements
For the Fiscal Year Ended March 31, 2026

1. Organization and Business

Optionality Securities, LLC (the "Company") is a limited liability company headquartered in Philadelphia and formed on February 19, 2021 under the laws of the state of Delaware. On February 28, 2022, the Company was approved as a broker-dealer and as such is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company primarily provides retail brokerage of options securities on an agency basis.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes.

Revenue Recognition
Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers." The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns commissions on client transactions in options securities, as well as other exchange traded products. Commission revenues and related clearing expenses are recorded on a trade-date basis.

The Company earns revenues on credit interest rebates of 80% of the Federal Funds rate on customer credit balances. This interest is not typically shared back with clients.

The Company carries its fee receivable at cost less an allowance for credit losses. On a periodic basis, the Company evaluates its fee receivable and establishes an allowance for credit losses based on history of past write-offs and collections and current credit conditions. The fee receivable as of March 31, 2026 was $55,151. There was no allowance for credit losses as of March 31, 2026.

Notes to Financial Statements
For the Fiscal Year Ended March 31, 2026

Recently Issued Accounting Pronouncements

The FASB has established the ASC as the authoritative source of GAAP recognized by the FASB. The principles embodied in the ASC are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP. New accounting pronouncements are integrated into the ASC through the issuance of Accounting Standard Updates ("ASUs"). For the year ending March 31, 2026, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is evaluating the implications, if any, of each of these pronouncements and the possible impact they might have on the Company's financial statements.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the CEO who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

3. Deposit and Receivable from Clearing Organizations

Pursuant to its clearing agreements with APEX Clearing and Velox Clearing LLC, the Company introduces all of its securities transactions to the clearing firms on a fully disclosed basis. Customer money balances and securities are carried on the books of the clearing firms. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing firms for any losses which the clearing firms may sustain from carrying securities transactions introduced by the Company. These balances are reported on the statement of financial condition.

4. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 effectively describes guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign ex-change rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Notes to Financial Statements
For the Fiscal Year Ended March 31, 2026

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year of operations). At March 31, 2026, the Company had net capital of $56,400 which exceeded the required net capital of $12,910 by $43,490. The Company's percentage of aggregate indebtedness to net capital was 343.34%.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6. Commitments and Contingencies

The Company occupies one office premise under a month to month lease. The Company made the short-term lease election for those leases with an initial term of less than twelve months and not containing an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The lease expense is recognized on a straight-line basis over the lease term and reported on the Statement of Income. Related variable lease payments are expensed as incurred. The Company's lease obligations are deemed to be short-term.

The Company did not incur any commitments or contingencies during the fiscal year nor did it have any as of March 31, 2026.

7. Related Party Transactions

The Company receives monthly invoices from Flipinvestor Inc., an affiliate, for platform charges and software fees. It also receives information on fees earned during the month, for which cash is received through its clearing firm in the succeeding month. Total platform fees incurred by the Company during the year were $777,000, while cash received through its clearing firm was $439,352.

8. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2026.

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	129,544
NON-ALLOWABLE DEDUCTIONS AND/OR CHARGES:		
Fee receivable		(55,151)
Prepaid expenses		(17,993)
NET CAPITAL	$	56,400
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	12,910
Excess net capital	$	43,490
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	50,400
AGGREGATE INDEBTEDNESS	$	193,644
Percentage of aggregate indebtedness to net capital		343.34%

There are no material differences between the preceding
computation and the Company's most recently filed
Part II of Form X-17A-5 as of March 31, 2026.

See Report of Independent Registered Public Accounting Firm

**SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in accordance with Rule 15c3-3(k)(2)(ii).

**SCHEDULE III - Information for Possession or Control Requirements
Under Rule 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in accordance with Rule 15c3-3(k)(2)(ii).

See Report of Independent Registered Public Accounting Firm



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Optionality Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Optionality Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal period without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
June 25, 2026

Nawrocki Smith LLP

Optionality Securities, LLC
Exemption Report

Optionality Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal period without exception.

Optionality Securities, LLC

I, Harry Gobora, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Harry Gobora
Title: CEO